[Letterhead of Sullivan & Cromwell LLP]

August 29, 2016

Via EDGAR correspondence

John Dana Brown

Attorney Advisor

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	LSC Communications, Inc.

Amendment No. 2 to Form 10-12B

Filed August 8, 2016

File No. 001-37729

Dear Mr. Brown:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 24, 2016, concerning Amendment No. 2 to the Registration Statement on Form 10 (the “Registration Statement”) of LSC Communications, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 2 to the Registration Statement, as filed on August 8, 2016 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 3 to the Registration Statement, as filed on August 29, 2016 (“Amendment No. 3”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are

Securities and Exchange Commission

August 29, 2016

providing them to you on its behalf. The Company has, concurrently with the filing of this response letter, provided four marked copies of the Information Statement and response letter via messenger.

Information Statement

Unaudited Pro Forma Combined Financial Information, page 61

Notes to Unaudited Pro Forma Combined Financial Information, page 65

1.	Please revise the pro forma balance sheet and pro forma statements of operations to present all adjustments included therein on a gross rather than net basis. In this regard, we note that adjustments (G) and (H) have been combined with other adjustments. Please note that each adjustment should be presented separately and in a level of detail that would enable a reader to determine how the adjustment was calculated.

Company Response:

In order to more clearly present the gross amount of each adjustment in response to the Staff’s comment, the Company has expanded tickmark (H) as shown below to describe the individual adjustments impacting each financial statement line item. Because certain financial statement line items have more than one adjustment impacting them, it is necessary for us to combine multiple adjustments in the pro forma statements of operations and pro forma balance sheet. Nevertheless, the Company believes the additional detail added to the tickmarks provides the reader sufficient detail to better understand the calculation for each of the adjustments. In response to the Staff’s comments, the Company has revised tickmark (H) in Amendment No. 3 on page 66 as follows:

(H) Reflects the workers’ compensation recovery asset included in other noncurrent assets of $2.7 million ($1.7 million net of tax), short-term workers’ compensation liability of $10.7 million ($6.6 million net of tax) and long-term workers’ compensation liability of $26.5 million ($16.3 million net of tax) to be transferred to LSC Communications from RRD upon Separation. This also reflects the impact of the removal of the UK pension plan, which will be transferred to RRD from LSC Communications under the Separation and Distribution Agreement. The transfer of this plan would reduce other noncurrent assets by $3.9 million, accumulated other comprehensive loss by $45.5 million and would increase operating expenses within selling, general and administrative expenses by $3.0 million for 2015.

Securities and Exchange Commission

August 29, 2016

2.	Please revise adjustment (B) to clearly disclose how the tax expense amounts in the pro forma statements of operations were calculated and how the deferred tax amounts on the pro forma balance sheet were determined.

Company Response:

In order to more clearly describe how the tax expense and deferred tax adjustments were determined, the Company has updated tickmark (B) in Amendment No. 3 on page 65 as follows:

(B) The tax expense was calculated at an estimated marginal tax rate of 37.0% applied to the related pre-tax pro forma adjustments. The deferred tax impact from changes in temporary differences was calculated utilizing an estimated income tax rate of 39.0%. These rates reflect the U.S. marginal tax rate taking into consideration the nature of the adjustment.

3.	Reference is made to adjustment (E). You indicate the adjustment reflects the net distribution of $805.3 million of cash to RRD; however, it is unclear where the net distribution has been included in the pro forma balance sheet. In this regard, it appears the net distribution to RRD should represent a pro forma adjustment to equity. If the net distribution to RRD is presented net of other adjustments, please revise to present on a gross basis. Please advise or revise your presentation accordingly.

Company Response:

In order to more clearly disclose that the impact of the net distribution has been included as an adjustment to additional paid-in-capital, the Company has updated the disclosure in Amendment No. 3 on page 65 with respect to tickmark (E) as follows:

(E) Reflects the issuance of approximately $825.0 million in debt, less debt issuance costs of $19.7 million, and the net distribution of $805.3 million of cash to RRD. The net distribution to RRD is included in the pro forma adjustments to additional paid-in-capital. Also included in other noncurrent assets is a $5.0 million adjustment for debt issuance costs related to entering into the revolving credit agreement.

4.	Reference is made to adjustment (F). Please explain how you arrive at the adjustment to additional paid-in-capital of $887.5. If the adjustment is presented net of other adjustments, please revise to present on a gross basis.

Company Response:

The Company respectfully advises the Staff that adjustment (F) relates to the redesignation of the Company’s net parent investment to additional paid-in-capital as well as the impact of the other pro forma adjustments reflected within the pro forma balance sheet. Thus, in response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 on page 65 to update tickmark (F) as follows:

Securities and Exchange Commission

August 29, 2016

(F) On the Distribution Date, RRD’s net investment in LSC Communications will be redesignated as LSC Communications Shareholders’ Equity and will be allocated [●] million to common stock and [●] million to additional paid-in-capital based on the number of shares of LSC Communications common stock outstanding at the Distribution Date. This adjustment also reflects the impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Impact of pro forma adjustments	$(619.5)
Redesignation of net parent investment	1,468.0
Common Stock adjustment	[●	]

Total Additional Paid-in-Capital Adjustment	$848.5

5.	Refer to adjustment (H). We note that you have recorded an adjustment to reflect “various corporate and other assets and liabilities” in your balance sheet to be allocated to LSC on the distribution date. In this regard, please revise to include further detail of the assets and liabilities recorded, including the amounts for each line item affected. As part of your response, please explain if such amounts are directly attributable and factually supportable.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 on page 66 to remove the sentence regarding the ‘various corporate other assets and liabilities’ from tickmark (H). The workers’ compensation assets and liabilities and the removal of the UK pension plan net asset and related accumulated other comprehensive loss are the only adjustments reflected in the pro forma financial information related to tickmark (H). Both of these adjustments are directly attributable to the Separation and are factually supportable based on the expected terms of the Separation and Distribution Agreement.

6.	Refer to adjustment (J). Please tell us the nature of the cash to be received by RRD of $24.5. Your revised disclosure should clearly state why RRD is providing LSC with such cash, how the amount was determined and whether the amount is factually supportable.

Company Response:

The Company respectfully advises the Staff that the pro forma cash balance is for general working capital purposes to allow the Company to operate after the Separation as a standalone company. This amount was determined based on the Company’s historical operating cash needs. The Separation and Distribution Agreement is expected to include terms requiring the Company and R. R. Donnelley & Sons Company (“RRD”) to transfer funds such that a target amount of $50.0 million of cash will be in the Company’s accounts immediately prior to the Separation. The Company previously expected the target amount of cash at Separation to be $89.0 million. The Separation and Distribution Agreement also includes cash adjustment provisions that require RRD or the Company to transfer funds to the extent actual cash balances are greater or less than this target. The cash amount represents the Company’s current assumptions regarding the cash target. The Separation and Distribution Agreement also includes a provision for RRD to make a future cash payment to the Company no later than six months following the Separation. Based on current assumptions, a receivable of $[●] has been included in the pro forma adjustments related to this amount.

Securities and Exchange Commission

August 29, 2016

Contractual Cash Obligation and Other Commitments and Contingencies, page 91

7.	Based upon disclosures provided elsewhere in the filing, we note in connection with the separation from RRD you expect to incur approximately $825 million of debt through a combination of either or both, senior notes and term loans. Given the significance of the debt amounts that is expected to be incurred at separation, please consider providing a separate pro forma contractual obligations table as of the most recent balance sheet date which represents your expected indebtedness at separation.

Company Response:

In response to the Staff’s comment, the Company has updated the disclosure in Amendment No. 3 on page 66 to add a pro forma contractual obligations table to reflect the issuance of debt as if it had taken place at December 31, 2015. The additional table is included below.

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies

The following table summarizes payments due under our significant contractual commitments as of December 31, 2015 on a pro-forma basis to reflect the issuance of debt as if it had taken place at December 31, 2015:

	Payments Due In
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions)
Pro forma debt (a)	$825.0	$21.3	$21.3	$21.3	$21.3	$21.3	$718.5
Multi-employer pension plan withdrawal obligations	142.2	9.2	9.2	9.2	9.2	9.2	96.2
Operating leases (b)	87.3	24.9	21.9	13.0	10.0	6.0	11.5
Deferred compensation	18.4	3.0	5.5	2.5	0.2	0.7	6.5
Pension and other postretirement benefits plan contributions (c)	6.4	5.8	0.6	—	—	—	—
Incentive compensation	8.2	8.2	—	—	—	—	—
Capital leases (d)	5.2	2.6	2.6	—	—	—	—
Outsourced services	1.6	1.1	0.4	0.1	—	—	—
Other (e)	30.7	29.7	0.3	0.3	0.4	—	—

Total as of December 31, 2015	$1,125.0	$105.8	$61.8	$46.4	$41.1	$37.2	$832.7

(a)	Amounts presented relate to the principal amounts of the expected debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees.
(b)	Operating leases include obligations to landlords.
(c)	Pension plan contributions are an estimate for 2016 and 2017 and do not include the obligations for subsequent periods, as the Company is unable to reasonably estimate the ultimate amounts.

Securities and Exchange Commission

August 29, 2016

(d)	Amounts represent the expected cash payments of our capital leases, which includes interest expense.
(e)	Other represents employee restructuring-related severance payments ($13.1 million) and purchases of property, plant and equipment ($10.6 million). Additionally, the Company has included $4.6 million of uncertain tax liabilities that are classified as current liabilities in the Combined Balance Sheets as payments due in 2016.

Note 5. Goodwill and Other Intangible Assets, page F-54

8.	It appears the table on page F-55 referencing the estimated amortization expense related to other intangible assets at June 30, 2016 is actually for fiscal year ended December 31, 2015. Please revise to correct the date or revise the amounts in the table to reflect the remaining amortization at June 30, 2016.

Company Response:

The Company respectfully advises the Staff that the amount disclosed in the table on page F-55 reflects the estimated annual amortization as of June 30, 2016 for the year ended December 31, 2016, reflective of estimated useful lives and current foreign exchange rates. This includes the actual amortization for the six months ended June 30, 2016 and the estimated amortization for the remaining six months of 2016 in accordance with ASC 350-30-50-2.

Securities and Exchange Commission

August 29, 2016

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen
Audra D. Cohen

cc:	Heather Clark

Jean Yu

Donald E. Field

Justin Dobbie

(Securities and Exchange Commission)

Suzanne S. Bettman

(LSC Communications, Inc.)

Daniel N. Leib

(R. R. Donnelley & Sons Company)

James M. Shea, Jr.

(Sullivan & Cromwell LLP)